The BlackRock Advantage Term Trust Inc.
                                    811-5757


77(J)
Reclassification of Capital Accounts: The Trust accounts for and reports distributions to shareholders in accordance with the American Institute of Certified Public Accountants' Statement of Position 93-2: Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect caused by applying this statement was to decrease paid-in capital and increase undistributed net investment income by $100,000 due to certain expenses not being deductible for tax purposes. Net investment income, net realized gains and net assets were not affected by this change.